EXHIBIT 21
SUBSIDIARIES

Name of Company	Place of Incorporation/Operation

Officeway Technology Limited	British Virgin Islands
Chinawe Asset Management Limited	Hong Kong
Chinawe Asset Management (PRC) Limited	The People’s Republic of China